

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 27, 2017

<u>Via E-mail</u>
Mr. Jeffrey Glajch
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

      Re: Graham Corporation
               Form 10-K for the Fiscal Year Ended March 31, 2016
               Filed June 1, 2016
               File No. 001-08462

Dear Mr. Glajch:

     We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2016</u>

<u>Report of Independent Registered Public Accounting Firm, pages 57, 58 and 62</u>

1. In each of the reports of your Independent Registered Public Accounting Firm your auditor refers to its other reports dated May 31, 2016 although the reports are each dated June 1, 2016. Please file an amendment to include revised audit reports that correctly indicate that the reports are each dated June 1, 2016.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at (202) 551-3606 or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery